FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2012
Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Index to Financial Statements
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the United Technologies Corporation Represented Employee Savings Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 26, 2013

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2012	December 31, 2011
Assets:
Investment in Master Trust, at fair value	$2,106,393	$1,949,605
Notes receivable from participants	45,305	44,801
Net assets available for benefits, at fair value	2,151,698	1,994,406
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(88,433)	(51,982)
Net assets available for benefits	$2,063,265	$1,942,424
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended December 31, 2012
Additions to net assets attributed to:
Investment income:
Plan interest in net appreciation and investment gain of Master Trust	$142,972
Contributions:
Participants’	80,696
Employer’s	20,366
Interest income on notes receivable from participants	1,832

Total additions	245,866

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	124,860
Administrative expenses	165

Total deductions	125,025

Net increase	120,841

Net assets available for benefits December 31, 2011	1,942,424

Net assets available for benefits December 31, 2012	$2,063,265

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The United Technologies Corporation Represented Employee Savings Plan (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC,” the “Corporation,” the “Employer,” or the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Represented employees of certain UTC subsidiaries whom are covered by collective bargaining agreements that provide for Plan participation are customarily eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, reference should be made to the summary plan description as well as the Plan document which are available from UTC.
Trustee and Recordkeeper. State Street Bank and Trust (“Trustee”) is the Plan Trustee and holds all assets. Aon Hewitt is the Plan’s administrative recordkeeper.
Contributions and Vesting. All participants may elect, through payroll deductions, to make tax deferred contributions of between $1 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participants direct the investment of their contributions including Employer matching contributions into various investment options offered by the Plan through the United Technologies Corporation Employee Savings Plan Master Trust (“Master Trust”).
Through the Master Trust, the Plan offers an equity fund, a small company stock fund, an international equity fund, two commingled index funds, eleven target retirement funds, one stable value fund, a company stock fund and a mutual fund brokerage window as investment options to participants. The Master Trust also includes a money market fund that is primarily used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The Employer will contribute specified amounts to the Plan in accordance with the terms outlined in each collective bargaining agreement. Generally, Employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.
On June 1, 2012, the Plan introduced the UTC Savings Plan Lifetime Income Strategy ("LIS") as an investment option, which includes an insurance component to provide participants with a steady stream of secure retirement income. The LIS has replaced the age appropriate Target Retirement Fund as the Plan’s qualified default investment alternative. The account balances of participants actively employed by UTC and younger than age 60, who were invested in the qualified default investment alternative because they had never made an investment election, were transferred into the LIS on June 22, 2012.
Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (“IMA”) or tax-deferred contributions for cost of living adjustments (“COLA”), where permitted. The Employer will match 75 percent of the participant’s IMA contribution. All contributions to an IMA will be invested 100 percent in the stable value fund through the Master Trust and may not be withdrawn until retirement or termination.
Participant Accounts. Generally, each participant’s account is credited with (a) participant’s contributions, (b) UTC’s contributions in accordance with the terms outlined in each particular bargaining agreement based on a percentage of the participant’s contribution and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ non-vested Employer contributions accounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2012, approximately $39 thousand of forfeitures were used to fund UTC’s contributions.
Voting Rights. Common stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in this fund. All shares of Employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.
Notes Receivables from Participants. Certain participants are allowed to borrow up to 50 percent of their vested account balances at net realizable value, excluding IMA and COLA amounts. Loan amounts can range from $1 thousand to $50 thousand and must be repaid within 5 years. The loans are collateralized by the balance in the participant’s account and bear interest at prime rate plus one percent per The Wall Street Journal/Reuters, which ranged from 4.25 percent to 8.25 percent for loans outstanding at December 31, 2012 and 4.25 percent to 9.25 percent at December 31, 2011. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. Participants terminating due to retirement, who are invested in funds other than the LIS, may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2012 were approximately $578 thousand at fair market value as of the respective transaction date.
All separated and active participants age 59  1/2 or older are permitted to select a specific fund or funds from which to receive benefits.
Retiring participants invested in the LIS can receive a guaranteed annual Income Benefit, which is calculated based on participants' accumulated balances in the LIS at age 60. The annual Income Benefit is secured with insurance contracts and is guaranteed for life, even if the participants' balance in the LIS becomes exhausted during retirement. Payment can be taken monthly or as-needed, however participants cannot carry forward unused portions of a given year's annual Income Benefit, and amounts withdrawn in excess of a given year's annual Income Benefit will reduce the future Income Benefit amount.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Master Trust. The Plan’s assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds’ investments, other than the UTC Common Stock Fund, increase or decrease the participating plans’ unit values. UTC Common Stock Fund dividends increase the Plan’s units in that fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 4).
Adoption of New Accounting Pronouncements. In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments include two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. These amendments do not require any additional fair value measurements. The Plan adopted this new guidance effective December 31, 2012 (see Note 5).
Fully Benefit-Responsive Investment Contracts. The Plan is required to report fully benefit-responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Short-term investments represent money market accounts and are valued at the net asset values per share as of the valuation date. The money market accounts that are invested in by the Master Trust are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.
Commingled funds represent investments held in institutional funds and are valued at the net asset values per share as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of both December 31, 2012 and December 31, 2011 there were no restrictions in place related to either participant or plan sponsor directed redemption of these commingled funds.
The Plan offers the UTC Savings Plan LIS as an investment option, which includes an insurance component for participants who want to receive a steady stream of secure retirement income. The LIS includes an equity fund, a bond fund, and a secured income fund. The equity fund and the bond fund are comprised of underlying investments of the Master Trust managed separate accounts and commingled funds. The secure income portfolio represents a collective trust fund with an investment objective of long-term growth of capital. As of December 31, 2012 there were no restrictions in place related to either participant or plan sponsor directed redemption of these commingled funds.
The Master Trust invests in a stable value fund that invests in traditional guaranteed investment contracts (“GICs”), managed separate account GICs and synthetic GICs with financial institutions. Traditional GICs are investment contracts invested in insurance company general accounts, wrapped by financially responsible insurance companies. The Plan participates in the underlying experience of the general account via future periodic rate resets, which once set, are guaranteed by the insurance company. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. In each case, the wrap contracts provide assurances that future adjustments to the crediting rate cannot result in a crediting rate of less than zero.
The investment valuation policy of the stable value fund is to value investments at fair value, which is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. Investments and other portfolio instruments are generally valued using a market approach. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee. As of December 31, 2012 and December 31, 2011 the fair value of the wrap contracts for the GICs were determined using a discounted cash flow method which considers recent rebids as determined by recognized dealers, discount rate and duration of the underlying portfolio. As of December 31, 2012 and 2011 the value of the wrap contracts was $2.3 million and $0.9 million, respectively.
As fully benefit-responsive investment contracts, the stable value fund’s investments are also stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk.
Shares held in mutual funds through the mutual fund brokerage window are valued at net asset value as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the mutual fund brokerage window. Participants may not take a distribution or a loan directly from the mutual fund brokerage window, however, if available, they may be initiated through the other investment options.
UTC Common Stock is stated at fair value determined using the closing sales price for UTC Common Stock as of the valuation date.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Note 5 provides additional disclosures with respect to fair value.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.
Plan Expenses. Certain Plan administrative expenses were paid directly by the Employer in 2012. All other administrative, Trustee, investment management fees and other investment expenses were paid out of Plan assets during 2012.
Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.
Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. In addition refer to Note 6 for risks and uncertainties related to derivatives.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2012 through the date the financial statements were issued.
NOTE 3 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES
Through the Master Trust, the Plan invests in a stable value fund that invests in traditional GICs, managed separate account GICs and synthetic GICs with financial institutions. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.
The average yield of the GICs based on actual earnings was approximately 6.83% and 5.26% for the years ended December 31, 2012 and 2011, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 3.59% and 3.87% for the years ended December 31, 2012 and 2011, respectively.

NOTE 4 - INVESTMENT IN MASTER TRUST
UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, the Plan and the UTC Employee Savings Plan combine their trust fund investments in the Master Trust.
Participating plans purchase units of participation in the investment funds based on their contribution to such funds in addition to income or loss the investment funds may earn or sustain, less distributions made to the plans’ participants and plan expenses. The Plan’s interest in the net assets of the Master Trust was approximately 10% and 12% at December 31, 2012 and December 31, 2011, respectively.
On October 24, 2012, UTC approved the merger of the Goodrich Employees' Savings Plan (the “Goodrich Plan”) into the net assets of the UTC Employee Savings Plan. Effective December 31, 2012, approximately $2.1 billion was transferred into the net assets of the UTC Employee Savings Plan within the Master Trust. This transfer was comprised of approximately $1.2 billion of cash, $542 million of in-kind assets, $248 million of UTC Common Stock, and $73 million of notes receivable from participants. This transfer along with other transfers is included in “Assets transferred in" below.
The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statements of Net Assets
(Thousands of Dollars)

	December 31,
	2012				2011
	Allocated	Unallocated	Total		Allocated	Unallocated	Total
Assets:
Short-term investments	$1,364,207	$—	$1,364,207	*	$135,149	$—	$135,149
Investments:
Mutual funds	106,963	—	106,963		74,573	—	74,573
Common and preferred stock	3,393,919	—	3,393,919	*	2,842,638	—	2,842,638
Interest in real estate investment trusts	137,539	—	137,539	*	99,936	—	99,936
U.S. Government and agency securities	4,324	—	4,324		4,365	—	4,365
Other securities	5,982	—	5,982		5,690	—	5,690
Commingled index funds	758,141	—	758,141		570,948	—	570,948
UTC Common Stock	4,320,056	1,392,840	5,712,896	*	3,921,815	1,355,218	5,277,033
Stable value fund investment contracts	8,600,731	—	8,600,731	*	7,691,647	—	7,691,647
Subtotal	18,691,862	1,392,840	20,084,702		15,346,761	1,355,218	16,701,979
Notes receivable from participants	229,845	—	229,845	*	155,130	—	155,130
ESOP receivables	—	104,925	104,925		—	120,414	120,414
Total assets	18,921,707	1,497,765	20,419,472		15,501,891	1,475,632	16,977,523
Liabilities:
Accrued ESOP interest	—	(544)	(544)		—	(632)	(632)
Notes payable to UTC	—	(203,100)	(203,100)		—	(230,300)	(230,300)
Total liabilities	—	(203,644)	(203,644)		—	(230,932)	(230,932)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(538,771)	—	(538,771)		(307,193)	—	(307,193)
Net assets	$18,382,936	$1,294,121	$19,677,057		$15,194,698	$1,244,700	$16,439,398
Net assets of the Master Trust attributable to the Plan	$2,063,265	$—	$2,063,265		$1,942,424	$—	$1,942,424

*    Included within the indicated investments above are amounts pertaining to the transfer of assets from the Goodrich Plan into the UTC Employee Saving's Plan's portion of the Master Trust as of December 31, 2012 (see above for further discussion). These amounts are as follows:

(thousands of dollars)
Short-term investments	$1,235,685
Common and preferred stock	193,657
Interest in real estate investment trusts	4,379
UTC Common Stock	247,981
Stable value fund investment contracts	343,813
Notes receivable from participants	73,300

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statement of Changes in Net Assets
(Thousands of Dollars)

	Year Ended December 31, 2012
	Allocated	Unallocated	Total
Additions:
Net appreciation on fair value of investments	$963,760	$128,647	$1,092,407
Interest and dividend income	455,174	36,045	491,219
Transfers in from participating plans for purchase of units	509,763	18,465	528,228
Allocation of 1,550,000 ESOP shares, at fair value	121,819	—	121,819
Interest income on notes receivable from participants	6,550	—	6,550
Total additions	2,057,066	183,157	2,240,223
Deductions:
Transfers out on behalf of participating plans for distributions	(976,774)	—	(976,774)
Allocation of 1,550,000 ESOP shares, at fair value	—	(121,819)	(121,819)
Master Trust administrative and interest expense	(2,883)	(11,917)	(14,800)
Total deductions	(979,657)	(133,736)	(1,113,393)
Net increase prior to transfers	1,077,409	49,421	1,126,830
Transfers:
Assets transferred in	2,110,829	—	2,110,829
Net plan transfers	2,110,829	—	2,110,829
Increase in net assets	3,188,238	49,421	3,237,659
Net assets:
Beginning of year	15,194,698	1,244,700	16,439,398
End of year	$18,382,936	$1,294,121	$19,677,057
During 2012, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(thousands of dollars)
ESOP fund	$427,811
UTC Common Stock	180,757
Commingled index funds	64,655
Common and preferred stock	391,032
Interest in real estate investment trusts	16,683
Mutual funds	9,125
Other investments	2,344

$1,092,407

(thousands of dollars)	2012
Amounts pertaining to Plan:
Plan interest in net appreciation and investment gain of Master Trust	$142,972

Interest income on notes receivable from participants	$1,832

Contributions received (cash basis)	$101,062

Distribution to participants or beneficiaries	$(124,860)

Plan interest in administrative and interest expense	$(165)

NOTE 5 - FAIR VALUE OF INVESTMENTS
The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Master Trust’s market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and the assets are classified as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following tables provide the investments carried at fair value measured on a recurring basis as of December 31, 2012 and December 31, 2011:

	December 31, 2012
(thousands of dollars)	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3	Total
Short-term investments	$—		$1,302,016		$—	$1,302,016
Mutual funds	106,963		—		—	106,963
Separate accounts:
Short-term investments	—		51,120		—	51,120
Common and preferred stock	3,393,919	+	—		—	3,393,919
Interest in real estate investment trusts	137,539	+	—		—	137,539
U.S. Government and agency securities	—		4,324	+	—	4,324
Other securities	5,982	+	—		—	5,982
Commingled index funds:
Emerging markets	—		261,587		—	261,587
Government/credit bonds	—		379,714		—	379,714
Short-term government bonds	—		16,311		—	16,311
Secure income	—		37,037		—	37,037
Treasury inflation protected bonds	—		63,492		—	63,492
UTC Common Stock	5,712,896		—		—	5,712,896
Stable value fund investment contracts:
Synthetic GIC - equities	130,902	+	96,892	+	—	227,794
Synthetic GIC - fixed income:
U.S. Government and agency securities	—		2,153,562	+	—	2,153,562
U.S. municipal securities	—		11,313	+	—	11,313
Foreign debt securities	—		49,749	+	—	49,749
Corporate debt securities	—		1,738,525	+	—	1,738,525
Collective trust	—		343,813		—	343,813
Other debt securities	2,267	+	1,367,165	+	—	1,369,432
Traditional (separate account) GIC	—		2,888,136	+	—	2,888,136
Wrap contracts	—		—		2,255	2,255
Total investment contracts	133,169		8,649,155		2,255	8,784,579
Total	$9,490,468		$10,764,756		$2,255	$20,257,479

+	These amounts do not include receivables due to or payables due from the fund.

	December 31, 2011
(thousands of dollars)	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total
Short-term investments	$—		$81,646		$—		$81,646
Mutual funds	74,573		—		—		74,573
Separate accounts:
Short-term investments	—		40,749		—		40,749
Common and preferred stock	2,842,638	+	—		—		2,842,638
Interest in real estate investment trusts	99,936	+	—		—		99,936
U.S. Government and agency securities	—		4,365	+	—		4,365
Other securities	5,690	+	—		—		5,690
Commingled index funds:
Emerging markets	—		213,677		—		213,677
Government/credit bonds	—		289,799		—		289,799
Short-term government bonds	—		13,417		—		13,417
Treasury inflation protected bonds	—		54,055		—		54,055
UTC Common Stock	5,277,033		—		—		5,277,033
Stable value fund investment contracts:
Synthetic GIC - equities	113,707	+	73,866	+	—		187,573
Synthetic GIC - fixed income:
U.S. Government and agency securities	—		2,026,421	+	—		2,026,421
U.S. municipal securities	—		12,640	+	—		12,640
Foreign debt securities	—		41,823	+	—		41,823
Corporate debt securities	—		1,906,554	+	—		1,906,554
Other debt securities	(3,757)	+	1,022,649	+	377	+	1,019,269
Traditional (separate account) GIC	—		2,560,020	+	—		2,560,020
Wrap contracts	—		—		926		926
Total investment contracts	109,950		7,643,973		1,303		7,755,226
Total	$8,409,820		$8,341,681		$1,303		$16,752,804

+	These amounts do not include receivables due to or payables due from the fund.
As of December 31, 2012 there were no significant transfers in or out of Level 1 and Level 2.

The changes in the balances of the Level 3 investments for the year ended December 31, 2012 were as follows:

(thousands of dollars)	Synthetic GIC Fixed Income	Wrapper Contracts	Total
Balance, beginning of year	$377	$926	$1,303
Unrealized gain	—	1,329	1,329
Sales	(377)	—	(377)
Balance, end of year	$—	$2,255	$2,255
The amount of total gains for the period attributable to the change in unrealized gains relating to assets still held at the reporting date	$—	$1,329	$1,329

The following table represents the Plan's Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Wrap contracts	$2,255	Discounted cash flow	Swap Yield Rates Projected wrap fees	8.6 basis points 0.18% - 0.25%

NOTE 6 - DERIVATIVES
The investment managers retained by UTC have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency. These derivatives are primarily in the form of interest rate futures and swaps. Such derivative instruments are reported at fair value within the Master Trust within “Other debt securities” of the stable value fund investment contracts and the changes in fair value are reported currently in the net appreciation on fair value of investments of the Master Trust and are not deferred.
The following is a summary of the significant accounting policies associated with the Master Trust’s use of derivatives.
Futures Contracts. The Master Trust uses fixed income and equity index futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust’s exposure to the underlying instrument. Selling futures tends to decrease the Master Trust’s exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.

Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant (“FCM”) an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as “variation margin” which are generally settled daily and are included in the net appreciation/(depreciation) on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been paid at the end of the year.
Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and UTC. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security. As of December 31, 2012 and December 31, 2011, the unrealized gain/(loss) of futures contracts represent less than 1% of total investments.
Interest Rate Swaps. The Master Trust from time to time enters into interest rate swap agreements to manage interest rate exposure.

The following table presents the values of the derivative assets and liabilities carried on the Statements of Net Assets of the Master Trust as of December 31, 2012 and December 31, 2011:

	Year Ended December 31,
(thousands of dollars)	2012	2011
Interest rate derivative not accounted for as hedging instruments
Assets:
Unrealized gain on futures contracts	$2,689	$398
Unrealized gain on open swap contracts	240	3,723
	$2,929	$4,121
Liabilities:
Unrealized loss on futures contracts	$(423)	$(2,287)
Unrealized loss on open swap contracts	(6,183)	(41)
	$(6,606)	$(2,327)

The following table presents the effect of derivative instruments on the Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 2012:

(thousands of dollars)	December 31, 2012
Derivative not accounted for as hedging instruments
Futures contracts	$(496)
Swap contracts	(3,888)
$(4,384)
During the year ended December 31, 2012, the average notional value of futures contracts was $63,912 thousand. The average value of futures contracts sold and purchased was $399 thousand and $5,294 thousand, respectively. The average notional value of interest rate swap contracts was $7,089 thousand and $2,644 thousand for contracts where the Master Trust receives and pays fixed rate, respectively.
NOTE 7 - RELATED-PARTY TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.
The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by the Trustee. During the year ended December 31, 2012, the Plan purchased units of the Fund in the approximate amount of $112,431 thousand including dividends and interest of approximately $7,479 thousand, sold units of the Fund in the approximate amount of $157,746 thousand, and had net appreciation on the Fund in the approximate amount of $34,994 thousand. The total value of the Plan’s interest in the Fund was $277,848 thousand and $288,169 thousand at December 31, 2012 and 2011, respectively.
NOTE 8 - PLAN TERMINATION
Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2012	2011
Net assets available for benefits per the financial statements	$2,063,265	$1,942,424
Amounts allocated to participant withdrawals	(583)	—
Adjustment from contract to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	88,433	51,982
Net assets available for benefits per Form 5500	$2,151,115	$1,994,406

(thousands of dollars)	Year Ended December 31, 2012
Distribution to participants or beneficiaries per the financial statements	$124,860
Add: Amounts allocated to participant withdrawals at December 31, 2012	583
Less: Amounts allocated to participant withdrawals at December 31, 2011	—
Distribution to participants or beneficiaries per Form 5500	$125,443
Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, fully benefit-responsive GICs are recorded on the Form 5500 at fair value while in the Plan’s financial statements these investments are presented at contract value.
The 2011 reconciliation to Form 5500 has been revised to correctly disclose net assets available for benefits at fair value per Form 5500, which was previously disclosed reflecting fully benefit responsive GICs at contract value. This correction, which the Corporation has concluded is immaterial to prior period financial statements, had no impact to the Statement of Net Assets, Statement of Changes in Net Assets, or individual participant account balances.

NOTE 10 - TAX STATUS
The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 11 - NEW ACCOUNTING PRONOUNCEMENTS
In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU is intended to enhance a financial statement user’s ability to understand the effects of netting arrangements on an entity’s financial statements, including financial instruments and derivative instruments that are either offset or subject to an enforceable master netting or similar arrangement. The scope of this ASU includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This ASU includes enhanced disclosure requirements, including both gross and net information about instruments and transactions eligible for offset or subject to an agreement similar to a master netting arrangement. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning on or after January 1, 2013. In January 2013, the FASB issued ASU No. 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," which is intended to clarify the scope of ASU No. 2011-11 and has the same effective date. The Plan is in the process of evaluating the impact of the adoption of both ASUs on the Plan’s financial statements.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost value	Current value
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 4.25 percent to 8.25 percent, terms ranging from 1 to 5 years	$—	$45,305,216

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE
The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

Dated: June 26, 2013	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.